Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Trailblazer Holdings, Inc. on Amendment No. 1 to Form S-4 (File No. 333-283153) of our report on the financial statements of Trailblazer Merger Corporation I (the “Company”), dated March 29, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of the Company as of December 31, 2023 and 2022 and for each of the two years ended December 31, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 20, 2024